SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM T-3
FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939
STELCO INC.
386 Wilcox Street, P.O. Box 2030, Hamilton, Ontario, Canada L8N 3T1
(Address of principal executive offices)
SECURITIES TO BE ISSUED UNDER THE INDENTURE
TO BE QUALIFIED

TITLE OF CLASS	AMOUNT
Unsecured Convertible 5.0% Notes due 2011	$300.0 million*
Secured Convertible 9.5% Notes due 2016	$225.0 million*
* plus additional amounts as described in notes (1) and (2) to the table in Item 7(a).
Approximate date of proposed public offering: On the consummation date of the Reorganization referred to herein, which the obligor estimates will occur on or about January 1, 2006. Meetings of holders of Existing Claims (as defined herein) to consider the Reorganization are scheduled to be held on November 15, 2005.
Name and address of agent for service:
Kenneth R. Blackman
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004-1980
The obligor hereby amends this application for qualification on such date as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the obligor.

GENERAL
1.	General information. Furnish the following as to the applicant:
(a)	Form of Organization: A corporation.

(b)	State or other sovereign power under the laws of which organized: Canada.
2.	Securities Act exemption applicable. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 (the “1933 Act”) is not required.

Registration of the indenture securities is not required by reason of the exemption from registration provided by Section 3(a)(10) of the 1933 Act and for the other reasons described below.

The indenture securities are to be issued in connection with the Plan of Arrangement and Reorganization (the “Reorganization”) of Stelco Inc. (the “Applicant” or the “Company”) pursuant to the Companies’ Creditors Arrangement Act (Canada) and the Canada Business Corporations Act. In the Reorganization, various claims against and securities of the Applicant (“Existing Claims”) will be converted into and exchanged for Unsecured Convertible 5.0% Notes due 2011 (the “Unsecured Notes”) and Secured Convertible 9.5% Notes due 2016 (the “Secured Notes”, and collectively, the “New Notes”), common shares (“New Common Shares”) and rights (together with the New Notes and the New Common Shares, the “New Securities”) of the Company.

Section 3(a)(10) of the 1933 Act provides an exemption from the registration provisions of the 1933 Act for, in relevant part:
“. . . any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests . . . where the terms and conditions of such issuance are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court . . .”
The three main elements of the Section 3(a)(10) exemption are (a) an exchange of outstanding securities, claims or property interests, (b) a fairness hearing and (c) court approval of the issuance and exchange. As described in the various documents relating to the Reorganization (the “Meeting Materials”) (see Exhibits T3E.1 to T3E.2), each of these elements will be satisfied in connection with the issuance of the New Securities in the Reorganization.
(a)	Exchange of Securities.

In the course of the Reorganization, the New Securities will be issued in exchange for claims against and securities of the Applicant.

(b)	Fairness Hearing.

On October 4, 2005, the Ontario Superior Court of Justice (the “Court”) authorized the Company to send the Meeting Materials to, among others, various holders of claims against and securities of the Applicant (the “Claimholders”).

If the Reorganization is approved by the Claimholders, the Company will apply to the Court for an order approving the Reorganization. All Claimholders will be notified of the hearing by the Meeting Materials and have the right to appear at such hearing and to present evidence or testimony with respect to the fairness of the terms and conditions of the Reorganization to the holders of the Existing Claims.

(c)	Court Approval.

The Reorganization is subject to the approval of the Court. It is anticipated that the Court will rule on the fairness of the Reorganization to the holders of the Existing Claims. The Court will be advised that its ruling will be the basis for claiming an exemption from registration under the 1933 Act by reason of the exemption afforded by Section 3(a)(10) thereof. The New Notes will be issued only if the Reorganization is approved by the Court.

The Unsecured Notes which may be issued in the future, at the Company’s option, as or in respect of interest on the Unsecured Notes as described in note (1) to the table in Item 7(a) will be issued in transactions not constituting a “sale” within the meaning of Section 2(3) of the 1933 Act.

The Secured Notes which may be issued as commitment fees or pursuant to rights as described in note (2) to the table in Item 7(a) are to be issued in offers and sales that occur outside the United States in transactions exempt from registration under the 1933 Act pursuant to Regulation S thereunder.

AFFILIATIONS
3.	Affiliates. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentage of voting securities or other bases of control.

Entity	Ownership Interest
Stelco Inc. (Can.)
Stelco Holding Company (Del.)	100%
Stelco Coal Company (Penn.)	100%
Olga Coal Company (W. Va.)	10%
Mathies Coal Co. (Penn.)	13.3%
Beckley Coal Co. (W. Va.)	25%
Ontario Iron Co. (Minn.)	10%
Stelco Erie Corporation (Del.)	100%
Kanawha Coal Company (W. Va.)	100%
Ontario Tilden Company (Mich.)	100%
Tilden Mining Company, L.C. (Mich.)	15%
Ontario Coal Company (Del.)	100%
Ontario Hibbing Company (Minn.)	100%
Hibbing Development Company (Minn.)	24.1%
Hibbing Taconite Company (Minn.)	33.3%
Hibbing Taconite Company (Minn.)	6.7%
Chisholm Coal Company (Knty.)	100%
Ontario Eveleth Company (Minn.)	100%
Eveleth Mines LLC (Minn.)	15%
Stelco USA, Inc. (Del.)	100%
Commercial Distribution Services, Inc. (Mich.)	100%
CHT Steel Company Inc. (Ont.)	100%
6076483 Canada Inc. (Can.)	100% common stock
NORAMBAR INC. (Qué.)	100%
6076483 Canada Inc. (Can.)	100% preferred stock
Fers et Métaux Recyclés Ltée (Qué.)	100%
Stelpipe Ltd. (Can.)	100%
Welland Pipe Ltd. (Can.)	100%
AltaSteel Ltd. (Alta.)	100%
GenAlta Recycling Inc. (Can.)	50%
Moly-Cop Canada (Ont.)	50%
6076475 Canada Inc. (Can.)	100% preferred stock
6076475 Canada Inc. (Can.)	100% common stock
Wabush Mines (Qué.)	44.6%
Wabush Lake Railway Company Ltd. (Alta.)	44.6%
Arnaud Railway Company (Qué.)	44.6%
Knoll Lake Minerals Limited (Can.)	26%
Northern Land Company Limited (Nfld.)	22.3%
Twin Falls Power Corporation Limited (Can.)	7.61%
742784 Ontario Inc. (Ont.)	50%
Baycoat Limited (Can.)	50%
Baycoat Partnership (Ont.)	50%
PCI-Hilton Corporation (Ont.)	100%
D.C. Chrome Limited (Ont.)	50%
891059 Ontario Inc. (Ont.)	100%
Z-Line Company (Ont.)	10%
Z-Line Company (Ont.)	50%
3270726 Canada Inc. (Can.)	100%
Stelwire Ltd. (Can.)	100%
The Stelco Plate Company Ltd. (Can.)	100%
Stelfil Ltee. (Qué.)	100%
Stelcam Holdings Inc. (Alta.)	100%
Lake Erie Slab Company Inc. (Ont.)	100%
Camrose Tubes Limited (Alta.)	100%

MANAGEMENT AND CONTROL
4.	Directors and Executive Officers. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

Each of the directors and executive officers of the Applicant listed below has the following complete mailing address: 386 Wilcox Street, P.O. Box 2030, Hamilton, Ontario, Canada L8N 3T1.

Name	Office
Richard Drouin	Director, Chairman of the Board

John E. Caldwell	Director

William P. Cooper	Director

Name	Office
Gary J. Lukassen	Director

Douglas W. Mahaffy	Director

The Honourable Barbara J.	Director
McDougall

Courtney Pratt	Director, President and
Chief Executive Officer

Colin Osborne	Chief Operating Officer
and Executive Vice
President, Strategy

William E. Vaughan	Senior Vice President,
Finance and Chief
Financial Officer

G. Blair Cowper-Smith	Corporate Secretary,
General Counsel

Jack E. DiCosimo	Vice President, Operations
(Stelco Hamilton)

Timothy F. Huxley	Vice President, Corporate
Affairs`

Thomas E. Witter	Chief Commercial Officer
A new board which will serve after consummation of the Reorganization will be appointed pursuant to an order of the Court. It is expected that a majority of the board will consist of individuals who are not currently directors of the Company, and it is intended that the new board will remain in place for at least one year following the Reorganization.

5.	Principal owners of voting securities. Furnish the following information as to each person owning ten percent or more of the voting securities of the applicant.

To the best of the knowledge of the Company, as of September 30, 2005, no person beneficially owned or exercised control or direction over more than 10% of the outstanding Series A Convertible Common Shares or the Series B Convertible Common Shares of the Company.

Based upon facts available to the Company, the Company is unable to determine whether any person will own 10% or more of the Company’s voting securities following the Reorganization.
UNDERWRITERS
6.	Underwriters. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.
(a)	None.

(b)	None.
CAPITAL SECURITIES
7.	Capitalization. (a) Furnish the following information as to each authorized class of securities of the applicant.

The following table presents the capitalization, on an unconsolidated basis, of the Company as of September 30, 2005 and as adjusted to give effect to the Reorganization. All dollar amounts are in Canadian dollars.

			Amount	As adjusted to give
	Amount		outstanding as of	effect to the
Title of class	authorized		September 30, 2005	Reorganization
Retractable Unsecured 10.4% Debentures due 2009	$125,000,000		$125,000,000	-0-
Retractable Unsecured 8% Debentures due 2006	$150,000,000		$150,000,000	-0-
Convertible Unsecured Subordinated 9.5% Debentures due 2007	$ 90,000,000		$ 90,000,000	-0-
Unsecured Convertible 5.0% Notes due 2011	$300,000,000	(1)	-0-	$300,000,000
Secured Convertible 9.5% Notes due 2016	$225,000,000	(2)	-0-	$225,000,000	(2)
Secured Revolving Term Loan	$350,000,000		-0-	$350,000,000

		Amount	As adjusted to give
	Amount	outstanding as of	effect to the
Title of class	authorized	September 30, 2005	Reorganization
Unsecured Province of Ontario Term Loan(3)	$100,000,000	-0-	$100,000,000
Series A Convertible Common Shares	Unlimited	101,339,415	-0-
Series B Convertible Common Shares	Unlimited	904,783	-0-
New Common Shares	Unlimited	-0-	1,100,000 shares

(1)	Plus additional Unsecured Convertible 5.0% Notes due 2011 issuable, at the Company’s option, as or in respect of interest on Unsecured Notes. The Unsecured Notes are convertible into 61.868 New Common Shares, subject to anti-dilution adjustments in certain events, for each $1,000 principal amount of Unsecured Notes.

(2)	Plus (a) up to $10.75 million aggregate principal amount of Secured Convertible 9.5% Notes due 2016 issuable in payment of commitment fees and (b) additional Secured Notes issuable pursuant to rights to be granted under the Reorganization and in connection with the Secured Revolving Term Loan to generate proceeds of $100 million. The Secured Notes are convertible, at the holder’s option, into New Common Shares at a conversion price of $13.50 per New Common Share, subject to anti-dilution adjustments in certain events. Upon maturity, Stelco may elect to repay the Secured Notes by issuing New Common Shares valued at 90% of the Volume Weighted Average Trading Price (“VWAP”) of the New Common Shares for the 20 consecutive trading days ending five trading days preceding the date of maturity.

(3)	In connection with the Province of Ontario Term Loan, the Company will issue to the Province seven-year warrants to purchase approximately 4 million New Common Shares at an exercise price equal to a 100% premium to the VWAP of the New Common Shares for 30 consecutive trading days commencing on the 30th trading day following the date of implementation of the Reorganization.
(b)	Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

Existing Common Shares. The holders of Series A Convertible Common Shares and Series B Convertible Common Shares are entitled to receive notice of and attend all annual and special meetings of the shareholders of the Company. Each Series A Convertible Common Share and each Series B Convertible Common Share entitles the holder thereof to one vote at all such meetings.

New Common Shares. The holders of New Common Shares shall be entitled to one vote per share at all annual and special meetings of shareholders.
INDENTURE SECURITIES
8.	Analysis of indenture provisions. Insert at this point the analysis of indenture provisions required under section 305(a)(2) of the Trust Indenture Act of 1939 (the “1939 Act”).

The Unsecured Notes and Secured Notes will each be a series of Debt Securities under an indenture (the “New Note Platform Indenture”) as supplemented by a first supplemental indenture (the “First Supplemental Indenture”) and a second supplemental indenture (the “Second Supplemental Indenture”, and together with the New Note Platform Indenture and the First Supplemental Indenture, the “New Note Indenture”), each of which are to be entered into among the Company, CIBC Mellon Trust Company (the “Canadian Trustee”) and The Bank of New York (the “U.S. Trustee”, and together with the Canadian Trustee, the “New Trustees”), as co-trustees. The following is a summary of certain provisions of the New Note Indenture. Capitalized terms used herein and not otherwise defined will have the definitions assigned to such terms in the New Note Platform Indenture. Section references in parentheses refer to sections of the New Note Platform Indenture, unless otherwise stated. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the New Note Indenture.

(A) Defaults Under the New Note Indenture.

The following are Events of Default with respect to Debt Securities of any series issued under the New Note Indenture:
(i)	if the Company defaults in payment of the principal of any Debt Security of that series when the same becomes due;

(ii)	if the Company defaults in payment of any interest due on any Debt Security of that series and such default continues for a period of 30 days;

(iii)	if the Company neglects to carry out or observe any other covenant or condition in the New Note Indenture in respect of a Debt Security of that series on its part to be observed or performed and, after notice in writing has been given by the New Trustees to the Company specifying such default and requiring the Company to put an end to the same (which notice may be given by the New Trustees in their discretion and must be given by the New Trustees upon request by the holders of not less than 35% in principal amount of the outstanding Debt Securities of all series affected thereby (as one class)), the Company fails to make good such default within a period of 90 days unless the New Trustees (having regard to the subject matter of the neglect or non-observance) agree to a longer period, and in such event, within the period agreed to by the New Trustees;

(iv)	if the Company defaults under any obligation to repay borrowed money (other than the Debt Securities of that series or any such obligation of any partnership or unincorporated joint venture of which the Company is a partner or a party and holds not more than 50% of the ownership interests therein) pursuant to which the Company has outstanding any indebtedness in an aggregate amount in excess of $50,000,000, and such default has resulted in the acceleration of the maturity of such obligation, provided that such default has not been waived by the obligee prior to the New Trustees taking any action pursuant to the terms of the New Note Indenture or provided that such event of default is not in good faith disputed by the Company, but in that event the Company will, if the New Trustees so require, give security which, in the reasonable discretion of the New Trustees, is sufficient to pay in full any amount claimed in respect of such dispute in case the acceleration of the obligation is held to be valid;

(v)	if an order is made or an effective resolution passed for the winding-up, liquidation or dissolution of the Company, except in the course of carrying out, or pursuant to, a transaction which is permitted in the Successor Corporation provisions of the New Note Indenture;

(vi)	if the Company makes a general assignment for the benefit of its creditors or institutes any other proceeding for relief under any bankruptcy or insolvency law, or is declared bankrupt, or if a custodian or a sequestrator or a receiver and manager or any other person with similar powers is appointed in respect of the Company or of all the property of the Company or a substantial party thereof;

(vii)	if an encumbrancer takes possession of all or a substantial part of the property of the Company, or if a distress or execution or any similar process is levied or enforced against such property and remains unsatisfied for such period as would permit such property or such part thereof to be sold thereunder and in either case such possession or process has not been contested in good faith and stayed within a period of 60 days thereafter; or

(viii)	any other Event of Default provided with respect to the Debt Securities of that series. (Section 6.01)

(B) Authentication and Delivery; Application of Proceeds.
Debt Securities may be executed on behalf of the Company by any two of the chief executive officer, the president or any vice-president or by any one of the aforesaid officers together with any one of the secretary, the treasurer, or any assistant secretary or assistant treasurer of the Company. The Debt Securities may, but need not, be under the corporate seal of the Company or a reproduction thereof (which reproduction will for such purposes be deemed to be the corporate seal of the Company). The signature of any of these officers on the Debt Securities may be manual or facsimile. (Section 2.05)
At any time and from time to time after the execution and delivery of the New Note Indenture, the Company may deliver Debt Securities executed on behalf of the Company to the New Trustees for certification, pursuant to an Order of the Company applicable thereto and evidence of compliance, if requested by the New Trustees, in accordance with the provisions of the New Note Indenture and Applicable Law. Upon receipt by the New Trustees of an Order of the Company applicable to such Debt Securities and such evidence of compliance, the New Trustees shall certify and deliver such Debt Securities in the manner specified in such Order of the Company, without receiving any consideration for such certification and delivery. (Section 2.06)
No Holder shall be entitled to any right or benefit under the New Note Indenture with respect to a Debt Security, and such Debt Security will not be valid or binding for any purpose, unless such Debt Security has been certified, substantially in the form provided for in the related Supplemental Indenture, by the New Trustees, as evidenced by the manual signature of an authorized officer of the New Trustees. Such certification upon any Debt Security shall be conclusive evidence, and the only evidence, that such Debt Security has been issued under the New Note Indenture and is a valid obligation of the Company and that the Holder is entitled to the benefit thereof. (Section 2.06)
(C) Release and Substitution of Property Subject to Lien.
The summary of these provisions will be provided by amendment.
(D) Satisfaction and Discharge.
The New Note Indenture will, upon request of the Company, cease to be of further effect (except as to any surviving rights of registration of transfer or exchange of Debt Securities provided for therein, rights to receive payments of principal of (and premium, if any) and interest thereon and as to any indemnification of the New Trustees by the Company), and the New Trustees will execute proper instruments acknowledging satisfaction and discharge of the New Note Indenture, when:
(a)	either:

(i) all Debt Securities theretofore certified and delivered (other than (A) Debt Securities that have been destroyed, lost or stolen and that have been replaced or paid as provided in Section 2.10 of the New Note Platform Indenture and (B) Debt Securities for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust, as provided in Section 5.03 of the New Note Platform Indenture) have been delivered to the New Trustees for cancellation; or
(ii) all such Debt Securities not theretofore delivered to the New Trustees for cancellation:
A.	have become due and payable;

B.	will become due and payable at their Stated Maturity within one year; or

C.	are to be called for redemption within one year under arrangements satisfactory to the New Trustees for the giving of notice by the New Trustees in the name, and at the expense, of the Company;
and the Company, in the case of the provisions outlined in paragraphs (a)(ii) A., B. or C. above, has irrevocably deposited or caused to be deposited with the New Trustees as trust funds in trust an amount sufficient to pay and discharge the entire indebtedness on such Debt Securities and coupons for principal (and premium, if any) and interest to the date of such deposit (in the case of Debt Securities and coupons that have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be;

(b)	the Company has paid or caused to be paid all other sums payable hereunder by the Company; and

(c)	the Company has delivered to the New Trustees a Certificate of the Company stating that all conditions precedent herein provided related to the satisfaction and discharge of the New Note Indenture have been complied with.
Notwithstanding the satisfaction and discharge of the New Note Indenture, the obligations of the Company to the New Trustees with respect to compensation and indemnity and, if money has been deposited with the New Trustees pursuant to paragraph (a)(ii) above, the obligations of the New Trustees with respect thereto as provided in the New Note Indenture, will survive. (Section 11.11)
Subject to the provisions of the New Note Platform Indenture, all money deposited with the New Trustees in connection with a satisfaction and discharge of the New Note Indenture will be held in trust and applied by them, in accordance with the provisions of the Debt Securities, the coupons relating thereto and the New Note Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent) as the New Trustees may determine, to the Persons entitled thereto, of the principal (and premium, if any) and interest for whose payment such money has been deposited with the New Trustees. (Section 11.11)
(E) Evidence of Compliance with Conditions and Covenants.
The Company will, on or before June 1 in each year and at any other reasonable time if requested by the New Trustees, furnish to the New Trustees a Certificate of the Company stating that the Company has complied with all covenants, conditions and other requirements contained in the New Note Indenture, non-compliance with which would, with the giving of notice, lapse of time, or otherwise, constitute an Event of Default thereunder or, if such is not the case, specifying the covenant, condition or other requirement that has not been complied with and giving particulars of such non-compliance and its current status and the action, if any, the Company has taken or proposes to take with respect thereto to eliminate such circumstance and remedy such Event of Default, as the case may be. (Section 5.04)
The Company will promptly notify the New Trustees in writing upon becoming aware of the occurrence of any Event of Default. (Section 5.04)
If the Debt Securities of any series are secured by a mortgage or pledge of property, the Company will comply with Section 314(b) of the TIA. (Section 5.04) As such, the Company will furnish to the New Trustees (a) promptly after the execution and delivery of the indenture, an opinion of counsel either stating that in the opinion of such counsel the indenture has been properly recorded and filed so as to make effective the lien intended to be created thereby, and reciting the details of such action, or stating that in the opinion of such counsel no such action is necessary to make such lien effective and (b) at least annually after the execution and delivery of the indenture, an opinion of counsel either stating that in the opinion of such counsel such action has been taken with respect to the recording, filing, re-recording, and refiling of the indenture as is necessary to maintain the lien of such indenture, and reciting the details of such action, or stating that in the opinion of such counsel no such action is necessary to maintain such lien.
The Company is required to furnish to the New Trustees evidence of compliance with the conditions precedent provided for in the New Note Indenture to the issue, certification, and delivery of the New Notes, the release or substitution of collateral, the satisfaction or discharge of the New Note Indenture or the taking of any action to be taken by the New Trustees at the request of or on the application of the Company. Such evidence will consist of: (i) a certificate of the Company and (ii) an opinion of counsel, each stating that such conditions precedent of the New Note Indenture have been complied with in accordance with the terms of the New Note Indenture. Evidence furnished to the New Trustees under these provisions of the New Note Indenture must include the statements required by Section 314(e) of the 1939 Act. (Sections 12.05 and 12.06)
9.	Other obligors. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

None.

10.	Contents of application for qualification. This application for qualification comprises:
(a)	Pages numbered 1 to 14, consecutively.

(b)	The statements of eligibility and qualification on Form T-1 of The Bank of New York as co-trustee under the New Note Indenture are being filed as exhibits hereto.

(c)	The following exhibits in addition to those filed as a part of the Forms T-1:

Exhibit Number	Description
T3A	Articles of Incorporation of Stelco Inc.

T3B	By-Laws of Stelco Inc.

T3C.1	Form of Indenture among Stelco Inc., CIBC Mellon Trust Company and The Bank of New York, as co-trustees

T3C.2*	Form of First Supplemental Indenture among Stelco Inc., CIBC Mellon Trust Company and The Bank of New York, as co-trustees, relating to the Unsecured Convertible 5.0% Notes due 2011

T3C.3*	Form of Second Supplemental Indenture among Stelco Inc., CIBC Mellon Trust Company and The Bank of New York, as co-trustees, relating to Secured Convertible 9.5% Notes due 2016

T3D.1	Claims Procedure Order and Meeting Order of Ontario Superior Court of Justice (included as Exhibits C and D to the Information Circular filed as Exhibit T3E.1 hereto)

T3E.1	Notice of Proceedings and Meetings and Information Circular of Stelco Inc.

T3E.2	Form of Proxy for Claimholders (included in the Meeting Order included as Exhibit D to the Information Circular filed as Exhibit T3E.1 hereto)

T3F	See the Cross-Reference Table contained in the Form of Indenture filed as Exhibit T3C.1

25.1	Form T-1 of The Bank of New York for Unsecured Convertible 5.0% Notes due 2011

25.2	Form T-1 of The Bank of New York for Secured Convertible 9.5% Notes due 2016

*	To be filed by amendment

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Stelco Inc., a corporation organized and existing under the laws of Canada, has duly caused this amendment to Form T-3 to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto fixed and attested, all in the City of Hamilton, Province of Ontario, Canada, on the 14th of October, 2005.

STELCO INC.

By:	/s/ William E. Vaughan
Name:	William E. Vaughan
Title:	Senior Vice President, Finance
and Chief Financial Officer

EXHIBITS TO
STELCO INC.
APPLICATION FOR QUALIFICATION
OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939
ON FORM T-3

EXHIBIT INDEX

Exhibit Number	Description
T3A	Articles of Incorporation of Stelco Inc.

T3B	By-Laws of Stelco Inc.

T3C.1	Form of Indenture among Stelco Inc., CIBC Mellon Trust Company and The Bank of New York, as co-trustees

T3C.2*	Form of First Supplemental Indenture among Stelco Inc., CIBC Mellon Trust Company and The Bank of New York, as co-trustees, relating to the Unsecured Convertible 5.0% Notes due 2011

T3C.3*	Form of Second Supplemental Indenture among Stelco Inc., CIBC Mellon Trust Company and The Bank of New York, as co-trustees, relating to the Secured Convertible 9.5% Notes due 2016

T3D.1	Claims Procedure Order and Meeting Order of Ontario Superior Court of Justice (included as Exhibits C and D to the Information Circular filed as Exhibit T3E.1 hereto)

T3E.1	Notice of Proceedings and Meetings and Information Circular of Stelco Inc.

T3E.2	Form of Proxy for Claimholders (included in the Meeting Order included as Exhibit D to the Information Circular filed as Exhibit T3E.1 hereto)

T3F	See the Cross-Reference Table contained in the Form of Indenture filed as Exhibit T3C.1

25.1	Form T-1 of The Bank of New York for Unsecured Convertible 5.0% Notes due 2011

25.2	Form T-1 of The Bank of New York for Secured Convertible 9.5% Notes due 2016

*	To be filed by amendment